March 25, 2009

VIA EDGAR

Securities & Exchange Commission

Division of Corporation Finance

Room 5533

100 F Street, N.E.

Washington, D.C. 20549

Attention: Eric Envall

Re:	New Hampshire Thrift Bancshares, Inc.
Registration Statement on Form S-3 (File No. 333-157328)

Dear Mr. Envall:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, New Hampshire Thrift Bancshares, Inc. (“NHTB”) hereby requests that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the above-referenced Registration Statement and declare the Registration Statement effective as of March 30, 2009 at 3:00 p.m., Washington, D.C. time, or as soon thereafter as possible. NHTB also requests the Commission to confirm such effective date and time in writing.

NHTB hereby acknowledges that:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve NHTB from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	NHTB may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

NEW HAMPSHIRE THRIFT BANCSHARES, INC.

/s/ Stephen R. Theroux
Stephen R. Theroux
President